SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF CORPORATE DEMANDS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with Annex I of CVM Resolution 80 of March 29, 2022, communicates to its shareholders and the market in general, the following corporate demand:

Name of parties involved in the process:	Author: Furnas Employees Association (“ASEF”) Defendants: Furnas - Centrais Elétricas S.A. (“Furnas”) and its parent company, Eletrobras.
Process no.	0147166-62.2022.8.19.0001
Values, goods or rights involved:	The value of the case was set at R$ 1,000.00 (one thousand reais).
Demand date:	June 05, 2022 (date on which the company became aware)
Main Facts:

This is an acknowledgment action with condemnatory requests for obligations to do aiming at (i) compliance with the obligations of the shareholders agreement of Madeira Energia S.A (MESA), signed in 2018, and (ii) the suspension or annulment of the general meeting of debenture holders called for 06.06.22. ASEF, as a minority shareholder, presents an objection in relation to:

• the contribution made by FURNAS, initially estimated in the amount of R$ 681 million, as a result of the exercise of its preemptive right in the capital increase of MESA, and which, later, became R$ 1.58 billion, related to the payment of the remaining shares issued;

• the fact that the contribution was made prior to the approval of the debenture holders, with the purpose of preventing the default or early maturity of debt of Santo Antônio Energia, capable of suspending the privatization of Eletrobrás;

• the increase in Furnas' equity interest, from 43% to 72%, which will cause the company to recognize in its balance sheets the debt of R$19 billion of Santo Antônio Energia, which may trigger a charge of R$23, 4 billion creditors from Furnas and Santo Antônio Energia itself;

• the reduction of Eletrobras' rating by Standard & Poor's Global from 'bb' to 'bb-';

• the lack of advantages in the capital contribution made by Furnas, which allegedly assumed risks and violated MESA's shareholders' agreement, according to which all shareholders must participate in the capital increase, each in proportion to their shareholding interest;

• failure to comply with the rules related to the convening of the general meeting of debenture holders, specifically, in this case, the term of the second convening, held in a period shorter than that provided for in the debenture deed, with the aim of enabling the continuation of the privatization of the Company;

• loss of the purpose of the general meeting of debenture holders, to be held on 06.06.22, as a result of the capital contribution by Furnas in advance, and said contribution would violate the terms of the debenture issuance deed;

• non-observance of the quorum for resolution contemplated in the indenture;

• the fact that the filing of MESA's shareholders' agreement, at the company's headquarters, imposes the duty to comply with the agreement, including with third parties, when recorded in the registry books and in the share certificates, if issued, under the terms of provided for in § 1 of art. 118 of Law No. 6,404/1976; and

• the operation supposedly benefits companies investigated for irregularities, which are also responsible for the contribution, in proportion to their respective equity interest.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Request or provision claimed:

In summary, the Author made the following requests:

• the granting of emergency relief of an anticipated nature, unprecedented amends pars, or alternatively, the granting of provisional injunctive relief, in order to determine the immediate suspension of the general meeting of debenture holders, convened for 06.06.22;

• if there is no timely suspension of the general meeting of debenture holders, it requires the annulment of any acts performed;

• emergency relief of an anticipated nature is granted, inaudita altera pars, or, alternatively, that provisional injunctive relief is granted, so that the condemnatory requests for obligations to do are known and provided, in order to comply with the obligations listed in the agreement of shareholders of MESA S.A, signed in 2018;

• suspension or cancellation of the contribution made as a result of the capital increase carried out and subscribed by Furnas in view of the risk of damage to minority shareholders and the treasury;

• alternatively, if the capital contribution is not canceled or suspended, the holding of a new general meeting of debenture holders of Furnas, under the relevant legal terms and deadlines, conditioning the payment of capital to the approval of the new general meeting of debenture holders, and in the established proportion by the shareholders' agreement;

• notification from the Securities and Exchange Commission to suspend the request for automatic registration of the public offering of primary distribution of shares filed by Eletrobrás, until the deed is resolved;

• summons from Furnas and Eletrobras, at the addresses provided in the header, in order to contest the action, if desired.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In the case of a judicial proceeding, decisions on requests for urgent relief and evidence, decisions on jurisdiction and competence, decisions on the inclusion or exclusion of parties and judgments on the merits or termination of the process without judgment on the merits, in any instance.

On 05.06.22, the judge on duty granted the provisional emergency relief claimed by the Plaintiff, in order to suspend the holding of the general meeting of debenture holders scheduled for 06.06.22. This fact was reported to the market at the time, through the Material Fact dated 06.05.2022.

On the same date, Eletrobras filed an interlocutory appeal requesting (i) the granting of a suspensive effect to the appeal, to suspend the effects of the appealed decision until the final judgment of the interlocutory appeal; (ii) acknowledgment and provision of the interlocutory appeal filed to reject the urgent relief.

The Federal Government filed a request for suspension of the preliminary injunction, which was granted by the Presidency of the Court of Justice of Rio de Janeiro on 06.06.22, and the general meeting of debenture holders was held on 06.06.22.

It should be noted that the corporate demand, proposed primarily against Furnas, could impact Eletrobras to the extent that the approval of Furnas debenture holders was not obtained until 06/06/22, as such event was a condition for proceeding of the public offering of the Company's shares for the purpose of enabling the privatization.

However, such approval was obtained regularly on 06/06/22, so that the offer proceeded and, with the satisfaction of the other conditions to which the offer was subject, it was priced and registered with the CVM.

Rio de Janeiro, June 14, 2022.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.